Exhibit 12

Lockheed Martin Corporation

Computation of Ratio of Earnings to Fixed Charges

For the Six Months Ended June 30, 2004

(In millions, except ratio)

Earnings
Earnings from continuing operations before income taxes	$866
Interest expense	214
Losses (undistributed earnings) of 50% and less than 50% owned companies, net	(19)
Portion of rents representative of an interest factor	25
Amortization of debt premium and discount, net	(2)

Adjusted earnings from continuing operations before income taxes	$1,084

Fixed Charges
Interest expense	$214
Portion of rents representative of an interest factor	25
Amortization of debt premium and discount, net	(2)
Capitalized interest	—

Total fixed charges	$237

Ratio of Earnings to Fixed Charges	4.6